Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Successor		Predecessor
	2013		Period from January 1, through May 13, 2013	2012	2011	2010	2009
Pretax income (loss) from continuing operations	$2,152		($50,461)	$49,975	$44,974	$38,248	$34,123
Fixed charges	24,531		1,439	2,806	3,236	3,313	1,706

Adjusted earnings	$26,683		($49,022)	$52,781	$48,210	$41,561	$35,829

Fixed Charges and Preferred Dividends:
Interest expense (including amortization of deferred financing fees)	24,531		1,439	2,806	3,236	3,313	1,706
Preferred share dividends	5,453		0	0	0	0	0

Total fixed charges and preferred dividends	$29,984		$1,439	$2,806	$3,236	$3,313	$1,706

Ratio of earnings to fixed charges and preferred dividends	0.9		(34.1)	18.8	14.9	12.5	21.0
		(a)	(b)

(a)	For the 2013 Successor period, the deficiency was $3.3 million.
(b)	For the 2013 Predecessor period, the deficiency was $50.5 million.